Room 4561

September 13, 2006

Mr. Guerrino De Luca
President and Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

> **Re:** **Logitech International S.A.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed May 19, 2006**
> **Form 6-K filed July 20, 2006**
> **File No. 000-29174**

Dear Mr. De Luca:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2006

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources

Cash Flow from Operating Activities, pages 45-46

1.   We note your disclosure that stronger business results were offset by increased accounts receivable balances resulting from significantly higher sales in fiscal 2006 and an increase in DSO. We further note your disclosure of your

allowances for both doubtful accounts and for customer programs and returns on page F-14 and have the following comments:

- We note that your allowance for doubtful accounts declined from approximately $5 million at fiscal year end 2005 to $3 million at fiscal year end 2006 while gross accounts receivable increased from $275 million to $357 million. During this same timeframe your allowance for customer programs and returns increased significantly from $40 million to $64 million. We note your allowance for customer programs and returns to be $37 million at fiscal year end 2004. Provide us with an analysis of activity within the allowance for customer programs and returns for each of the last 3 years.

- Explain to us in reasonable detail the reasons for the significant increase in your allowance for customer programs and returns and the decrease in your allowance for doubtful accounts during fiscal 2006. Address the specific nature of each of the types of programs you have and how the reserve balances have been impacted by these programs. Your response should address the impact of both pricing and volume changes as well.

2.   Tell us how you account for the value-added taxes collected for, and refunds received from, the Chinese Government. We note that calendar year 2003 refunds had a positive impact on fiscal year 2006 cash flow from operations.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.   We note your disclosure regarding return rights offered on certain products. Tell us which product arrangements contain such rights and describe the rights in reasonable detail. Explain how your revenue recognition policy takes into consideration the guidance in paragraph 6 of SFAS 48. Given the various customer price-protection, rebate and other incentive programs you offer, specifically address how your arrangements comply with condition (a) of paragraph 6 which requires that the price to the buyer be substantially fixed and determinable at the date of sale.

4.   We note that you provide price protection to most retail customers. With respect to your price protection programs, please provide the following:
- Describe the significant assumptions and material changes in your calculations of price protection reserves and explain the impact of any adjustments on gross margin;
- Describe the significant terms and conditions of your agreements;
- Tell us whether the amount of protection is limited or "capped";

- Explain how you are able to reliably estimate amounts;
- Tell us how you considered EITF 01-9 in determining when to record such reserves.

Advertising Costs, page F-8

5.   We note that you enter into cooperative advertising programs where a portion of related costs are recorded as operating expenses and a portion are recorded as a reduction of revenue. Describe for us the nature of these programs and your accounting for the costs incurred. Explain how you determine the appropriate allocation and classification of these costs within the income statement. Address Issue 1 of EITF 01-9 in your response. Further, tell us how you estimate the fair value of the benefit received.

Note 12 – Commitments and Contingencies, Page F-21

6.   We note your disclosure that in connection with the European Union's (EU) Waste Electrical Equipment Directive (WEEE), you expect to incur costs for managing and recycling historical waste equipment and make provisions for costs related to future waste. However, your disclosure does not indicate that an accrual was made or indicate an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Tell us how you considered paragraphs 8 to 10 of SFAS 5.

Form 6-K filed July 20, 2006

Exhibit 15.1

7.   We believe the non-GAAP statement of income columnar format appearing in the press release on page 7 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." In future press releases please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * * * *

Mr. Guerrino De Luca
Logitech International S.A.
September 13, 2006
Page 4

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief